UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.	A company announcement made on February 15, 2011.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: February 16, 2011	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

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For Immediate Release
Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: February 15, 2011
URL: http://www.komatsu.com/
Komatsu Announces Reassessment of the Utility Equipment Business:
Simplified Absorption-Type Merger of Wholly Owned Subsidiary
Komatsu Ltd. (President and CEO: Kunio Noji) announces today that the Board of Directors, at the Board meeting held on February 15, resolved the merger of Komatsu Utility Co., Ltd., a wholly owned subsidiary of Komatsu Ltd. engaging in the production and sale of forklift trucks and mini construction equipment, with Komatsu Ltd. in the form of simplified absorption-type merger to be effective April 1, 2011.
With respect to the utility equipment business, the Komatsu Group (hereinafter “Komatsu”) has worked to promote structural reforms, improving its earnings foundation. To facilitate new growth into the future, Komatsu has decided to carry out an absorption-type merger and organizationally integrate the utility equipment business. Under a new organizational framework, Komatsu is going to speed up the operational reinforcement in growing overseas markets, further enhance the product competitiveness and efficiency of development by integrating its development operations, and strengthening its human resource development efforts.
As this merger is going to take place between Komatsu Ltd. and a wholly owned subsidiary in the form of simplified absorption, certain matters and descriptions are omitted from the disclosure below.
Description
1. Purpose of the Merger
Over the last few years, Komatsu has promoted structural reforms of the utility equipment business. For example, on April 1, 2007, Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. merged. Under their integrated management, Komatsu enhanced the product competitiveness of forklift trucks and mini construction equipment by reassessing their development operations and generating a synergy of Komatsu technologies. Komatsu reduced costs by consolidating their production and sales operations in Japan and overseas.

As a result, Komatsu Utility Co., Ltd. has begun to strengthen its earnings foundation. To accomplish new growth of the utility equipment business, however, Komatsu has decided to speedily reinforce operations in overseas markets and environment-friendly operations in response to global warming, while taking advantage of structural reform benefits of the past. Looking into the future of the utility equipment business, Komatsu believes the promising markets for forklift trucks are to be found overseas, like the construction and mining equipment business. To reinforce their competitiveness on a global basis in a speedy manner, it is indispensable for Komatsu Ltd. to operate the forklift truck business by teaming up with its construction and mining equipment business already in global operations and with a wealth of global business expertise.
Concerning the product development of both forklift trucks and mini construction equipment, it is also indispensable for Komatsu Ltd. to develop DANTOTSU products designed to differentiate themselves from competitors’ products. To this end, their development operation needs to converge with Komatsu Ltd.’s integrated capability. With the utility equipment business being organizationally integrated with Komatsu Ltd., Komatsu is determined to strengthen the product competitiveness and improve the efficiency of their development.
In addition, Komatsu believes that this organizational integration will further facilitate personnel exchange and improve human resource development and reinforcement.
To promote all these initiatives, Komatsu has decided to carry out an absorption-type merger of Komatsu Utility Co., Ltd. so that Komatsu will be able to conduct the utility equipment business as one organization.
2. Summary of the Merger
1) Schedule:

February 15, 2011:	The merger agreement was decided upon by the Boards of Directors of Komatsu Ltd. and Komatsu Utility Co., Ltd.
February 15, 2011:	The merger agreement was signed.
April 1, 2011 (planned):	Merger date (effective date)
Pursuant to Article 796, Paragraph 3 of the Corporate Act of Japan, Komatsu Ltd. is going to execute this merger without obtaining the approval of its general shareholders’ meeting as stipulated in Article 795, Paragraph 1 of the Corporate Act. Similarly, pursuant to Article 784, Paragraph 1 of the Corporate Act, Komatsu Utility Co., Ltd. is going to execute this merger without obtaining the approval of its general shareholders’ meeting as stipulated in Article 783, Paragraph 1 of the Corporate Act.
2) Merger method
Komatsu Ltd. will become the surviving company, and Komatsu Utility Co., Ltd. will be dissolved upon completion of the merger.
3) Substance of merger-related allotment of shares
As Komatsu Ltd. owns all shares of Komatsu Utility Co., Ltd., no new shares will be issued, no increase will be made in capital, and no cash will be paid to Komatsu Ltd. as the sole shareholder of Komatsu Utility Co., Ltd. in this merger.

4) Treatment of stock acquisition rights and bonds with stock acquisition rights in relation to this merger.
There is nothing applicable.
3. Outline of Parties Involved in the Merger (At March 31, 2011)

	Surviving company	Extinct company
Corporate name	Komatsu Ltd.	Komatsu Utility Co., Ltd.
Head office address	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan	110, Yokokura shinden, Oyama-shi, Tochigi, Japan
Representative	Kunio Noji, President & CEO	Susumu Isoda, President
Main line of business	Manufacture, sale and service of construction and mining equipment as well as industrial machinery	Manufacture and sale of construction equipment and industrial vehicles (forklift trucks)
Capital	JPY 70,120 million	JPY 13,033 million
Established	May 13, 1921	February 13, 1948
Shares issued and outstanding	998,744,060 shares	143,129,676 shares
Fiscal year-end	March 31	March 31
Major shareholders and equity holding ratios	Japan Trustee Services Bank, Ltd. (Trust Account) 5.19%
Taiyo Life Insurance Company 4.20%
The Master Trust Bank of Japan, Ltd. (Trust Account) 3.95%
Nippon Life Insurance Company 3.33%
	JPMorgan Chase Bank 380055 (Standing proxy: Settlement & Clearing Service Division, Mizuho Corporate Bank, Ltd.) 2.33%	Komatsu Ltd. 100%
Financial conditions and business performance for the most recent fiscal year
Fiscal year-end	March 31, 2010 (Consolidated)	March 31, 2010 (Non-consolidated)
Total assets	JPY 1,959,055 million	JPY 62,693 million
Total equity	JPY 876,799 million	JPY 44,677 million
Shareholders’ equity per share	JPY 861.51	JPY 312.14
Net sales	JPY 1,431,564 million	JPY 48,197 million
Operating income (loss)	JPY 67,035 million	JPY (5,830 million)
Income (Loss) before income taxes	JPY 64,979 million	JPY (5,878 million)
Net income (loss)	JPY 33,559 million*	JPY (5,866 million)
Net income (loss) per share	JPY 34.67*	JPY (40.98)
*“Net income” is equivalent to “Net income attributable to Komatsu Ltd.” in accordance with the FASB Accounting Standards Codification TM 810.

4. Status of the Listed Company after the Absorption-Type Merger

1) Corporate name:	Komatsu Ltd.
2) Head office address:	3-6, Akasaka 2-chome, Minato-ku, Tokyo, Japan
3) Representative:	Kunio Noji, President and Chief Executive Officer
4) Main line of business:	Manufacture, sale and service of construction and mining equipment as well as industrial machinery
5) Capital:	JPY 70,120 million
6) Fiscal year-end:	March 31
5. Effects on Business Results
Komatsu anticipates that Net income attributable to Komatsu Ltd. for the fiscal year ending March 31, 2011 will increase by approximately JPY 10,000 million from the projected consolidated business results announced on January 27, 2011, because Komatsu will no longer need to record the valuation allowance for deferred tax assets related to Komatsu Utility Co., Ltd. as a result of this merger.
Reference:
Projected Consolidated Business Results for the Current Fiscal Year (Announced on January 27, 2011) and Consolidated Business Results for the Fiscal Year Ended March 31, 2010
Millions of yen

				Net income
		Operating	Income before	attributable to
	Net sales	income	income taxes	Komatsu Ltd.
Projection for the current fiscal year	1,815,000	230,000	225,000	140,000
Results for FY ended March 31, 2010	1,431,564	67,035	64,979	33,559
(end)

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